Results of Special Shareholder Meetings
Opportunity Growth Portfolio

A special meeting of the shareholders of the Opportunity Growth Portfolio ("Portfolio") was held on April 7, 2004. The purpose of the meeting was to consider the proposed agreement and plan of reorganization whereby all of the assets of the Portfolio would be transferred to the Mid Cap Growth Portfolio in exchange for shares of equal value from the Mid Cap Growth Portfolio; (b) the stated accrued and unpaid liabilities of the Portfolio would be assumed by the Mid Cap Growth Portfolio; (c) the Portfolio would distribute pro rata to its shareholders, in complete liquidation, the shares of the Mid Cap Growth Portfolio received in exchange for its net assets; and (d) the Portfolio would cease to exist. The shares cast for, against, or abstaining are set forth as follows:

     For:          25,694,894.273
     Against:         701,841.492
     Abstain:         835,266.623